SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ReWalk Robotics Ltd.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Ordinary Shares, par value 0.01 NIS per share

(Title of Class of Securities)

M8216Q-10-1

(CUSIP Number of Class of Securities (Underlying Ordinary Shares))

ReWalk Robotics, Inc.

200 Donald Lynch Blvd

Marlborough, MA 01752

(508) 251-1154

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Colin J. Diamond White & Case LLP 1221 Avenue of the Americas New York, New York 10020 Tel: (212) 819-820	Aaron M. Lampert, Adv. Ephraim Peter Friedman, Adv. Goldfarb Seligman & Co. 98 Yigal Alon Street Tel Aviv 6789141, Israel Tel: +972 (3) 608-9999

CALCULATION OF REGISTRATION FEE

Transaction valuation*	Amount of filing fee**
$220,000	$25.50

*	Estimated solely for purposes of determining the applicable filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended (“Rule 0-11”). This amount assumes that options to purchase an aggregate of 980,483 ordinary shares of ReWalk Robotics Ltd. having an aggregate value of $220,000 will be exchanged for new restricted share units and cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model as of August 31, 2017.

**	The amount of the filing fee, calculated in accordance with the Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2017 (until September 30, 2017), equals $115.90 for each $1,000,000 of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Filing party:	Not applicable.
Form or Registration No.:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1.	Summary Term Sheet.

The information set forth under the heading “Summary Term Sheet” in the document entitled “Offer to Exchange Certain Outstanding Options for Restricted Share Units,” dated September 6, 2017 (as amended from time to time, the “Offer to Exchange”), and attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

The name of the issuer is ReWalk Robotics Ltd., an Israeli company (“ReWalk,” the “Company,” “we” or “us”). Our principal executive offices are located at 3 Hatnufa Street, Floor 6, Yokneam Ilit 2069203, Israel, and our telephone number is +972 (4) 959-0123. The information set forth in the Offer to Exchange under the heading “The Exchange Offer—9. Information about the Company; Summary Financial Information” is incorporated herein by reference.

(b)	Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company (the “Exchange Offer”) made to certain employees and consultants of the Company and its subsidiaries ReWalk Robotics, Inc., a Delaware company, and ReWalk Robotics GmbH, a German company, for the right to exchange certain of their outstanding options to purchase ordinary shares, par value NIS 0.01 per share, granted under the ReWalk Robotics Ltd. 2014 Incentive Compensation Plan (the “2014 Plan”), for new restricted share units (the “New RSUs”), also to be granted under the 2014 Plan. Outstanding stock options, whether vested or unvested, may be tendered for exchange pursuant to this Exchange Offer only if (i) they were granted an exercise price above $6.35, the 52-week high closing price of our ordinary shares at the time of the commencement of this Exchange Offer as reported on The NASDAQ Stock Market LLC, (ii) they will not expire before the expiration of the Exchange Offer and (iii) they are held by persons who are, on the date of commencement and expiration of this Offer to Exchange, residents of the United States, Israel, Germany or the United Kingdom and are not otherwise ineligible to participate in the Exchange Offer. Eligible holders must be employed by us or our subsidiaries or providing services to us or our subsidiaries on the date the Exchange Offer commences and must remain employed or continue providing services through the date the New RSUs are granted.

As of August 31, 2017, Eligible Options to purchase an aggregate of 980,483 ordinary shares were outstanding. The information set forth in the Offer to Exchange under the headings “Summary Term Sheet,” “Risks Related to the Exchange Offer” and the headings under “The Exchange Offer” titled “1. Number of Options; Expiration Date,” “5. Acceptance of Options for Exchange and Grant of New RSUs” and “8. Source and Amount of Consideration; Terms of New RSUs” is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under the heading “The Exchange Offer—7. Price Range of Ordinary Shares” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

The information set forth under Item 2(a) above and in the Offer to Exchange under the heading “The Exchange Offer—10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options” is incorporated herein by reference. The Company is both the filing person and the subject company.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Risks Related to the Exchange Offer” and the headings under “The Exchange Offer” titled “1. Number of Options; Expiration Date,” “2. Purpose of the Exchange Offer,” “3. Procedures for Surrendering Eligible Options,” “4. Change in Election; Withdrawal of Participation,” “5. Acceptance of Options for Exchange and Grant of New RSUs,” “6. Conditions of the Exchange Offer,” “8. Source and Amount of Consideration; Terms of New RSUs,” “9. Information About the Company; Summary Financial Information,” “11. Status of Options Acquired in the Exchange Offer; Accounting Consequences of the Exchange Offer,” “12. Legal Matters; Regulatory Approvals,” “13. Material Income Tax Consequences” and “14. Extension of the Exchange Offer; Termination; Amendment” is incorporated herein by reference.

(b)	Purchases.

The information set forth in the Offer to Exchange under the heading “The Exchange Offer—10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under the heading “Summary Term Sheet” and under the headings under “The Exchange Offer” titled “8. Source and Amount of Consideration; Terms of New RSUs” and “10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options” is incorporated herein by reference. The 2014 Plan, pursuant to which the Eligible Options were granted, is filed herewith as Exhibit (d)(1)(A) and incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The Exchange Offer is being conducted for compensatory purposes as described in the Offer to Exchange. The information set forth in the Offer to Exchange under the headings “Summary Term Sheet” and “The Exchange Offer—2. Purpose of the Exchange Offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange under the headings “The Exchange Offer—2. Purpose of the Exchange Offer,” “The Exchange Offer—5. Acceptance of Options for Exchange and Grant of New RSUs” and “The Exchange Offer—11. Status of Options Acquired in the Exchange Offer; Accounting Consequences of the Exchange Offer” is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Exchange under the heading “The Exchange Offer—2. Purpose of the Exchange Offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer to Exchange under the headings “The Exchange Offer—8. Source and Amount of Consideration; Terms of New RSUs” and “The Exchange Offer—15. Fees and Expenses” is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Exchange under the headings “The Exchange Offer—6. Conditions of the Exchange Offer” and “The Exchange Offer—14. Extension of the Exchange Offer; Termination; Amendment” is incorporated herein by reference.

(d)	Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the Offer to Exchange under the heading “The Exchange Offer—10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options” is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange under the heading “The Exchange Offer—10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a)	Financial Information.

The information set forth in the Offer to Exchange under the headings “The Exchange Offer—9. Information About the Company; Summary Financial Information” and “The Exchange Offer—Additional Information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as amended on Form 10-K/A, can also be accessed electronically through the website of the Securities and Exchange Commission (the “SEC”) at http://www.sec.gov.

(b)	Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under the headings “Risks Related to the Exchange Offer,” “The Exchange Offer—10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” and “The Exchange Offer—12. Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c)	Other Material Information.

Not applicable.

Item 12.	Exhibits.

The Exhibit Index included in this Schedule TO is incorporated herein by reference.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REWALK ROBOTICS LTD.

By:	/s/ Kevin Hershberger
Name: Kevin Hershberger
Title: Chief Financial Officer

Date: September 6, 2017

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Share Units, dated September 6, 2017.

(a)(1)(B)	Form of e-mail to be sent to eligible employees and consultants upon commencement of the Exchange Offer.

(a)(1)(C)	Form of notice of election to participate in the Exchange Offer.

(a)(1)(D)	Form of notice of withdrawal from participation in the Exchange Offer.

(a)(1)(E)	Form of e-mail regarding confirmation of receipt of notice of election.

(a)(1)(F)	Form of e-mail regarding confirmation of receipt of notice of withdrawal.

(a)(1)(G)	Form of reminder e-mail to eligible employees and consultants regarding the Exchange Offer.

(a)(1)(H)	Form of email to be sent to grantees of New RSUs providing notice of award of New RSUs.

(a)(1)(I)	Employee Presentation.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)(A)	ReWalk Robotics Ltd. Incentive Compensation Plan (incorporated by reference to Exhibit 10.16 to the Company’s registration statement on Form F-1/A (File No. 333-197344), filed with the SEC on August 20, 2014).**

(d)(1)(B)	Amended and Restated Shareholders’ Rights Agreement, dated July 14, 2014, among the Company and the other parties named therein (incorporated by reference to Exhibit 10.9 to the Company’s registration statement on Form F-1/A (File No. 333-197344), filed with the SEC on July 16, 2014).

(d)(1)(C)	Form of warrant issued in connection with the Company’s follow-on offering (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 31, 2016).

(d)(1)(D)	Loan Agreement, dated December 30, 2015, between the Company and Kreos Capital V (Expert Fund) Limited (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 4, 2016).

(d)(1)(E)	Warrant, dated December 30, 2015, between the Company and Kreos Capital V (Expert Fund) Limited (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on January 4, 2016).

(d)(1)(F)	First Amendment, dated June 9, 2017, to Loan Agreement, dated December 30, 2015, between ReWalk Robotics Ltd. and Kreos Capital V (Expert Fund) Limited (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 3, 2017).

(d)(1)(G)	Secured Convertible Promissory Note, dated June 9, 2017, issued to Kreos Capital V (Expert Fund) Limited (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 3, 2017).

(d)(1)(H)	2014 Incentive Compensation Plan Form of Option Award Agreement for employees and executives (incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K filed with the SEC on February 29, 2016, as amended on May 6, 2016).**

(d)(1)(I)	2014 Incentive Compensation Plan Form of Restricted Stock Unit Award Agreement for employees and executives (incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K filed with the SEC on February 29, 2016, as amended on May 6, 2016).**

(d)(1)(J)	2014 Incentive Compensation Plan Form of Restricted Stock Unit Award Agreement for non-Israeli non-employee directors (incorporated by reference to Exhibit 10.20 to the Company’s Annual Report on Form 10-K filed with the SEC on February 29, 2016, as amended on May 6, 2016).**

(d)(1)(K)	2014 Incentive Compensation Plan Form of Option Award Agreement for Israeli non-employee directors (incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K filed with the SEC on February 17, 2017, as amended on April 27, 2017).**

(d)(1)(L)	2014 Incentive Compensation Plan Form of Option Award Agreement for non-Israeli non-employee directors (incorporated by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K filed with the SEC on February 17, 2017, as amended on April 27, 2017).**

(d)(1)(M)	Equity Distribution Agreement, dated May 10, 2016, between the Company and Piper Jaffray & Co., as Agent (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 10, 2016).

(g)	Not applicable.

(h)	Not applicable.

**	Management contract or compensatory plan, contract or arrangement.